SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1
                             CATALINA LIGHTING, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   148865-10-8

                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 19, 2000

             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              ACQUISITOR PLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                    (b) |_|
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS
                        WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)  |_|
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED KINGDOM
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  NUMBER OF           7        SOLE VOTING POWER
    SHARES                              412,600
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH
  REPORTING
 PERSON WITH          8        SHARED VOTING POWER
                                        -0-
               -----------------------------------------------------------------

                      9        SOLE DISPOSITIVE POWER
                                        412,600
               -----------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                        -0-
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        412,600
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES  |_|
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.7%
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    14         TYPE OF REPORTING PERSON
                        CO
================================================================================

The following constitutes the initial Schedule 13D filed by Acquisitor plc ("Acquisitor").

ITEM 1.   SECURITY AND ISSUER.

                  This statement relates to the shares of common stock, $.01 par value (the "Common Stock ") of Catalina Lighting, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 18191 NW 68th Avenue, Miami, Florida 33105.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Acquisitor plc (the "Reporting Person") is a company incorporated in Wales and England with a business address of 190 The Strand, London WC2R 1JN. Acquisitor is a recently formed entity whose purpose is to achieve a high rate of capital growth for its shareholders by acquiring significant holding in companies which its Board of Directors considers to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

                  The directors of Acquisitor are Duncan Soukup, John Radziwill, Luke Johnson, James Ozanne, Christopher Mills and Peter Melhado. The business address of Mr. Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The business address of Messrs. Radziwill, Johnson, Ozanne, Mills and Melhado is c/o Acquisitor's business address given above.

                  Messrs. Soukup, Radziwill, Johnson and Mills are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

                  The Reporting Person and its directors have not been criminally convicted in the past five years. They have not also been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 412,600 shares of Common Stock acquired by Acquisitor is $795,672 and was paid for using its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

                   The Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders or by written consent. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a) As of the close of business on December 26, 2000 Acquisitor beneficially owns 412,600 shares of Common Stock, constituting approximately 5.7% of the shares of Common Stock outstanding. The reported aggregate percentage of shares of Common Stock owned by Acquisitor is based upon 7,214,912 shares of Common Stock outstanding as of August 4, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000.

         Item 5 (b) Acquisitor has sole voting power on the shares of Common Stock it beneficially owns.

         Item 5 (c) In the 60  days  prior  to the  date of the  filing  of this
Schedule 13D, Acquisitor effected no transactions in the Common Stock other than those set forth in the following table:

       Date           Buy/Sell          Quantity            Price

       12/19/00       Buy               373,100             $1.85
       12/20/00       Buy                 9,000             $2.00
       12/21/00       Buy                12,000             $2.13
       12/22/00       Buy                 4,900             $2.06
       12/26/00       Buy                13,600             $2.00

                  All transactions were made through purchases in the open market.

         Item 5 (d)        Not Applicable.

         Item 5 (e)        Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 2000          ACQUISITOR PLC


                                   By: /s/ Duncan Soukup
                                       -------------------------
                                   Name: Duncan Soukup
                                   Title: Managing Director

                                   SCHEDULE A


               Information Concerning Directors of Acquisitor plc


Acquisitor is managed by the Board of Directors, whose details are given below:

DUNCAN SOUKUP,  Managing  Director,  aged 46
Since November 2000, Mr. Soukup has been serving as the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. He is also president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994. From 1988 to 1994 Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department and was until recently a director of Sage
Laboratories, Inc., a US public company that was acquired by Filtronic plc of the UK.

LUKE OLIVER JOHNSON, Director, aged 37
Mr. Johnson is the non-executive chairman of Belgo Group plc and a director of Intrinsic Value Partnership Limited. He has over 15 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served an executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of the Company in light of his other business interests.

JOHN STANISLAS ALBERT RADZIWILL, Non-Executive Director, aged 52
Since November 2000, Mr. Radziwill has been a director of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. Mr. Radziwill was also until its recent sale to Danzas AG, a director of Air Express International Corporation, a worldwide transportation and logistics company, and of Interequity Capital Corporation, a Small Business Investment Corporation (SBIC) licensed by the United States small business administration (SBA). From 1977 to 1997, Mr. Radziwill was president of Radix Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company engaged in international transportation services. Mr. Radziwill is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

JAMES OZANNE, Non-Executive Director, aged 55
Mr. Ozanne has been the principal at Greenrange Partners, which makes early to late stage venture capital investments and which participates in management buy-outs since 1996. He is also currently the Vice Chairman and a director of Financial Security Assurance with which he has been involved since 1989. Until recently Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp Mortgages on May 1, 1999. Between 1989 to 1996, Mr. Ozanne was Chairman and CEO of the company now known as Nations Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and CEO, a position which he had held in the enlarged company. Mr. Ozanne was the CEO of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance units and asset management strategy.

CHRISTOPHER MILLS, Non-Executive Director, aged 47
Mr. Mills has been a Chief Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

PETER MELHADO, Non-Executive Director, aged 42
Mr. Melhado is the General Partner of Polaris Partners, L.P., an investment partnership he co-found in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, [both of which are U.S. investment management firms]. Mr. Melhado is also the President of Iroquis Avenue Foundation, a [U.S.] charitable Trust.